Exhibit 2
                                                                       ---------

FOR IMMEDIATE RELEASE                                          11 September 2006


                              WPP GROUP PLC ("WPP")

            Ogilvy & Mather acquires 60% stake in Black Arc in China

WPP announces that its wholly-owned operating company Ogilvy & Mather Worldwide, the leading advertising and marketing communications network, has acquired, subject to regulatory approval, 60% of the share capital of Black Arc Advertising Co., Ltd. ("Black Arc"), a leading agency specialising in real estate advertising and promotion in the People's Republic of China.

Founded in 1996 and based in Shenzhen, with offices in Beijing, Hangzhou, Chengdu and Chongqing, Black Arc employs 196 people. Black Arc had unaudited revenues of CNY 27.9m (US$3.5 million) for the year ended 31 December 2005, with gross assets as at the same date of CNY 14.8m (US$1.85m). Clients include China Vanke Co., China OCT, Zhong Hai, Sunco China and China Merchants.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors, and its regional strategy in Mainland China. Greater China is one of the fastest-growing markets for WPP, providing the company with the highest amount of revenues from this region amongst its competitors. Consequently, the Group, which employs 6,700 professionals in Greater China, has a strong leadership position in the region - as it does in Asia overall - across all advertising and marketing disciplines.

Contact:
Feona McEwan, WPP
T. +44-20 7408 2204
www.wpp.com